March 21, 2013

VIA EDGAR CORRESPONDENCE
Mr. Brad Skinner
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
101 F Street N.E.
Washington, D.C. 20549

Re:          CAMAC Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 15, 2012
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2012
Response dated February 15, 2013
File No. 1-34525

Dear Mr. Skinner:

We refer to a telephonic conversation of March 12, 2013 between Mr. Michael Faye, Staff Accountant of the Securities and Exchange Commission (“SEC”), and the undersigned of CAMAC Energy Inc. (the “Company”).  Further to such conversation, we are providing supplemental information to the Staff in connection with our response in our February 15, 2013 letter to the Staff’s prior comment number 3.

Table 1 below illustrates the approach we took to risk adjust the Company’s future net cash flows as of December 31, 2011.  Table 2 represents the summary projection of reserves and revenue contained in the Company’s 2011 reserve report from Netherland, Sewell & Associates, Inc. and supports the Undiscounted Future Net Revenues Less Costs shown in Table 1 for each reserve category.  Table 2 also shows how capital costs and operating expense have been taken into account in the calculation of the future net cash flows.  Please note that for probable reserves no additional development wells are required, but rather, the incremental reserves would result from improved well performance from existing wells (Oyo-7, 8 & 9) and therefore no additional capital expenditures would be required. Additional operating expenditures would be required, however, due to longer field life for the probable reserves. For the possible reserves, new wells (Oyo -10, 11 and 12) will be required in the eastern part of the field and therefore both additional capital expenditures and operating expenditures would be incurred.

In connection with its response, CAMAC Energy Inc. acknowledges that:

●	CAMAC Energy Inc. is responsible for the adequacy and accuracy of the disclosures in the filings;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	CAMAC Energy Inc. may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact the undersigned at 713-797-2961.

Very truly yours

CAMAC Energy Inc.

By:
Nicolas J. Evanoff
Senior Vice President & General Counsel

Table 1

Future Net Cash Flows from Proved (P1), Probable (P2), and Possible (P3) Reserves - December 31, 2011
CAMAC Energy Inc. Share of Oyo Field

				12/31/2011	Risked
				Productive	Undiscounted
				Carrying	Basis
	Undiscounted Future Revenues Less Costs			Amount	Excess/(Def).
	Unadjusted	Risk	Risk
	for Risk	Factor	Adjusted
Net proved reserves 12/31/11	80,311,900	1.00	80,311,900
Net probable - incremental	210,090,200	0.50	105,045,100
Net possible - incremental	675,046,600	0.10	67,504,660
Total 12/31/11	965,448,700		252,861,660	190,979,000	61,882,660

Table 2

SUMMARY PROJECTION OF RESERVES AND REVENUE
CAMAC ENERGY INC. INTEREST
OYO FIELD, OIL MINING LEASE 120, OFFSHORE NIGERIA AS OF DECEMBER 31, 2011

PROVED(1P)RESERVES

	Oil Reserves		Future Gross		Net Capital	Net Operating	Future Net	Cumulative PWat
Period	Gross	Net	Revenue	Taxes	Costs	Expense	Revenue	10.0%
Ending	(MBBL)	(MBBL)	$(M)	$(M)	$(M)	$(M)	$(M)	$(M)

12-31-2012	978.2	82.6	9,276.1	0.0	0.0	0.0	9,276.1	8,844.4
12-31-2013	4,165.9	842.6	94,593.4	2,192.8	62,008.4	38,693.7	(8,301.5)	1,648.8
12-31-2014	4,691.0	870.9	97,772.3	9,370.8	0.0	37,002.4	51,399.1	42,150.5
12-31-2015	2,591.4	519.5	58,317.4	4,064.0	0.0	33,642.0	20,611.5	56,915.5
12-31-2016	1,253.3	347.2	38,976.6	584.1	300.0	30,765.8	7,326.8	61,686.9
12-31-2017	0.0	0.0	0.0	0.0	0.0	0.0	0.0	61,686.9
12-31-2018	0.0	0.0	0.0	0.0	0.0	0.0	0.0	61,686.9
12-31-2019	0.0	0.0	0.0	0.0	0.0	0.0	0.0	61,686.9
12-31-2020	0.0	0.0	0.0	0.0	0.0	0.0	0.0	61,686.9
12-31-2021	0.0	0.0	0.0	0.0	0.0	0.0	0.0	61,686.9
Total	13,680	2,663	298,936	16,212	62,308	140,104	80,312	61,687

PROBABLE(2P)UNDEVELOPED RESERVES

	Oil Reserves		Future Gross		Net Capital	Net Operating	Future Net	Cumulative PWat
Period	Gross	Net	Revenue	Taxes	Costs	Expense	Revenue	10.0%
Ending	(MBBL)	(MBBL)	$(M)	$(M)	$(M)	$(M)	$(M)	$(M)

12-31-2012	0.0	(3.0)	(337.1)	0.0	0.0	0.0	(337.1)	(321.4)
12-31-2013	3,141.6	413.9	46,469.6	7,602.1	0.0	(744.6)	39,612.0	34,013.6
12-31-2014	3,939.5	280.2	31,457.0	10,724.3	0.0	(733.6)	21,466.3	50,928.8
12-31-2015	3,540.7	368.9	41,411.2	9,838.9	0.0	(49.6)	31,621.9	73,581.2
12-31-2016	2,941.9	543.7	61,030.2	8,320.2	0.0	296.5	52,413.5	107,714.3
12-31-2017	2,852.6	865.1	97,113.4	21,612.3	0.0	34,762.7	40,738.4	131,832.4
12-31-2018	2,028.9	609.8	68,451.0	20,262.3	0.0	29,485.0	18,703.7	141,898.8
12-31-2019	1,250.3	359.5	40,362.8	5,209.2	0.0	29,282.0	5,871.6	144,771.7
12-31-2020	0.0	0.0	0.0	0.0	0.0	0.0	0.0	144,771.7
12-31-2021	0.0	0.0	0.0	0.0	0.0	0.0	0.0	144,771.7
Total	19,696	3,438	385,958	83,569	0	92,298	210,090	144,772

POSSIBLE(3P)UNDEVELOPED RESERVES

	Oil Reserves		Future Gross		Net Capital	Net Operating	Future Net	Cumulative PWat
Period	Gross	Net	Revenue	Taxes	Costs	Expense	Revenue	10.0%
Ending	(MBBL)	(MBBL)	$(M)	$(M)	$(M)	$(M)	$(M)	$(M)

12-31-2012	0.0	0.0	5.3	0.0	0.0	0.0	5.3	5.0
12-31-2013	1,757.9	168.5	18,918.6	4,699.8	0.0	(850.8)	15,069.5	13,067.0
12-31-2014	6,947.7	1409.4	158,214.6	15,610.3	90,773.3	(438.4)	52,269.3	54,254.5
12-31-2015	10,078.4	3986.1	447,484.6	244,676.0	0.0	286.4	202,522.2	199,331.4
12-31-2016	7,457.1	2916.1	327,364.8	185,992.4	0.0	261.3	141,111.1	291,226.8
12-31-2017	5,308.5	1811.0	203,301.6	107,119.6	0.0	205.3	95,976.6	348,047.4
12-31-2018	3,782.4	1305.0	146,497.3	70,454.5	0.0	146.8	75,896.0	388,895.0
12-31-2019	2,894.6	996.7	111,888.4	58,653.7	0.0	156.0	53,078.8	414.865.2
12-31-2020	2839.5	910.4	102202.0	37,916.2	0.0	29,286.3	34,999.6	430.432.9
12-31-2021	381.8	119.8	13450.2	4,461.5	0.0	4,870.4	4 118.3	432,098.2
Total	41,448	13,623.0	1,529,327.4	729,584.0	90,773.3	33,923.3	675,046.6	432,098.2

Totals may not add because of rounding.
BASED ON SEC PRICE AND COST PARAMETERS
All estimates and exhibits herein are part of this NSAI report and are subject to its parameters and conditions.